UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September,2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date Septemeber, 29, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

September 29, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES A CORPORATE REORGANIZATION OF BANISTMO S.A. AND OTHER SUBSIDIARIES OF GRUPO CIBEST IN PANAMA

Grupo Cibest S.A. (“Grupo Cibest”) announces that the Superintendency of Banks of Panama has authorized the implementation of a corporate reorganization involving its Panamanian subsidiary, Banistmo S.A. (“Banistmo”), and other subsidiaries of Grupo Cibest in Panama.
The reorganization includes the following transactions (hereinafter, the “Corporate Reorganization”):

•The partial spin-off by Valores Banistmo S.A. (“Valores Banistmo”) and Banistmo Capital Markets Group Inc. of certain portfolios of assets in favor of Sociedad Beneficiaria VB Panamá S.A. (“Sociedad Beneficiaria VB”), followed by the merger of Sociedad Beneficiaria VB into Banistmo. Sociedad Beneficiaria VB is a Panamanian corporation wholly owned by Banistmo.
•The partial spin-off by Banistmo of 100% of the shares it holds in Valores Banistmo in favor of Cibest Panamá Assets S.A. (“Cibest Panamá Assets”), a Panamanian corporation wholly owned by Grupo Cibest. As a result, Valores Banistmo will cease to be directly owned by Banistmo and will become controlled by Cibest Panamá Assets, a subsidiary of Grupo Cibest.

Upon completion of the Corporate Reorganization, Valores Banistmo will remain a subsidiary of Grupo Cibest, with no changes to its ultimate shareholders or the control structure. Likewise, Valores Banistmo will retain its licenses as a securities brokerage firm and investment manager, both granted by the Superintendency of the Securities Market of Panama
Through this Corporate Reorganization, Valores Banistmo will become part of the Cibest Capital brand, which consolidates and enhances the regional capabilities in securities, investment banking, and capital markets-related products of Grupo Cibest in the countries where it operates.

The Corporate Reorganization is subject to the completion of the transaction steps in accordance with Panamanian law.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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